UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

February 28, 2017
Date of Report (Date of earliest event reported)

CASTLIGHT HEALTH, INC.
(Exact name of registrant as specified in its charter)
______________________________________

Delaware (State or other jurisdiction of incorporation or organization)	001-36330 (Commission File Number)	26-1989091 (I.R.S. Employer Identification Number)
______________________________________
150 Spear Street, Suite 400
San Francisco, CA 94105
(Address of principal executive offices)

(415) 829-1400
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
(b)
On February 28, 2017, Castlight Health, Inc. (“Castlight”) announced that in connection with the Castlight's proposed acquisition of Jiff, Inc. (“Jiff”), Castlight will implement certain organizational changes that affect the duties and responsibilities of its named executive officer and Chief Revenue Officer, John McCracken. Effective as of the closing of the proposed acquisition, Mr. McCracken will cease being an executive officer of Castlight but will remain an employee of Castlight. Mr. McCracken will continue to hold the title of Chief Revenue Officer, and will focus his time on Castlight's Anthem and SAP relationships. Mr. McCracken will depart Castlight to pursue other opportunities by the end of the year, on a date not yet determined. Mr. McCracken’s other duties and responsibilities as Chief Revenue Officer will be assumed by other members of Castlight’s management team. At this time, the board of directors of Castlight has not approved any changes to Mr. McCracken’s compensation as a result of this transition.
Item 7.01 Regulation FD Disclosure

On February 28, 2017, Castlight and Jiff each sent correspondence by e-mail transmission to employees of Castlight and Jiff announcing organizational changes in connection with the proposed acquisition of Jiff. Copies of the email correspondence sent by John Doyle, President and Chief Operating Officer of Castlight, to employees of Castlight and Jiff is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. Copies of the email correspondence sent by Derek Newell, Chief Executive Officer of Jiff, to employees of Castlight and Jiff is furnished as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

The information contained in this Item 7.01 and Exhibits 99.1 and 99.2 to this Current Report on Form 8-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any filings made by Castlight under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as may be expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit	Description
99.1	Email communication from John Doyle of Castlight Health, Inc. to the employees of Castlight Health, Inc. and Jiff, Inc., dated February 28, 2017.
99.2	Email communication from Derek Newell of Jiff, Inc. to employees of Castlight Health, Inc. and Jiff, Inc., dated February 28, 2017.

Forward Looking Statements
This document contains forward-looking statements that are not purely historical regarding Castlight’s or its management’s intentions, beliefs, plans, expectations and strategies for the future, including those relating to the closing and the expected closing date of the proposed transaction, the anticipated benefits of the proposed acquisition, anticipated future combined operations, products and services of Castlight and Jiff, and the impact on Castlight’s business relating to the completion of the Jiff acquisition. Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results could differ materially from Castlight’s current expectations. Factors that could cause actual results to differ materially include risks and uncertainties such as those relating to the ability of the parties to complete the proposed transaction, obtaining Castlight and Jiff stockholder approval and any required regulatory clearances, and customer and partner reception to the proposed transaction. Readers should also refer to the section entitled “Risk Factors” in Castlight’s most recent reports on Form 10-K and Form 10-Q and other documents of Castlight on file with the Securities and Exchange Commission (“SEC”).

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the proposed transaction between Castlight and Jiff, Castlight has filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215861), and this registration statement, as amended, was declared effective by the SEC on February 14, 2017. This registration statement contains a joint proxy statement/prospectus/information statement and relevant materials concerning the proposed transaction. Castlight and Jiff mailed the definitive joint proxy statement/prospectus/information statement to their respective stockholders on February 24, 2017. Additionally, Castlight intends to file with the SEC other relevant materials in connection with the proposed transaction. STOCKHOLDERS OF CASTLIGHT AND JIFF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Castlight at www.castlighthealth.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Castlight and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Castlight’s stockholders with respect of the matters relating to the proposed transaction. Jiff and its officers and directors may also be deemed a participant in such solicitation. Information regarding any interest that Castlight, Jiff or any of the executive officers or directors of Castlight or Jiff may have in the proposed transaction with Jiff is included in the joint proxy statement/prospectus/information statement that Castlight has filed with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Information about the directors and executive officers of Castlight, including their respective interest in security holding of Castlight, is set forth in the proxy statement for Castlight’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Stockholders may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Castlight Health Inc.
Date: February 28, 2017
By:/s/ Siobhan Nolan Mangini
Siobhan Nolan Mangini
Chief Financial Officer

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